[Letterhead of Hercules Technology Growth Capital, Inc.]

May 20, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Vincent Di Stefano, Senior Counsel

Re:	Hercules Technology Growth Capital, Inc.

Registration Statement on Form N-2

File No. 333-171368

Dear Mr. Di Stefano:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Hercules Technology Growth Capital, Inc. hereby requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on May 23, 2011, at 3:00 p.m., or as soon thereafter as practicable.

Hercules Technology Growth Capital, Inc.

By:	/s/ David Lund

Name:	David Lund
Title:	Chief Financial Officer